July 13, 2012

Securities and Exchange Commission

450 5th Street NW

Washington, DC 20549

Ladies and Gentlemen:

On July 10, 2012, we were notified of our dismissal as the independent registered public accountant for Bazi International, Inc. (the “Company”), effective July 12, 2012.

We have read the Company’s disclosure set forth in Item 4.01 “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated July 13, 2012 (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/ Eide Bailly LLP

Eide Bailly LLP